Exhibit 99.1

Description of Ordinary Shares

Fincera Inc. (the “Company”) is authorized to issue 1,000,000,000 ordinary shares, par value $.001, and 1,000,000 preferred shares, par value $.001. As of March 8, 2017, 23,563,786 ordinary shares were issued and outstanding and no preferred shares were outstanding.

Ordinary Shares

Fincera’s shareholders of record of ordinary shares are entitled on a poll to one vote for each ordinary share held on all matters to be voted on by shareholders.

Members of Fincera’s Board of Directors serve for indefinite terms. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Fincera’s shareholders of ordinary shares have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Transfer Agent and Registrar

The transfer agent for the Company’s ordinary shares is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

Listing

The Company’s ordinary shares are quoted on the over the counter market (currently on the OTC QB) under the symbol “AUTCF.”

The above description of the Company’s ordinary shares is intended as a summary. For a full description of terms relating to the Company’s ordinary shares, investors should refer to (i) the Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit A of the Company’s Final Proxy Statement, filed as Exhibit 99.1 to the Registrant’s Current Report on Form 6-K filed with the Commission on June 14, 2016), and (ii) the applicable provisions of the Companies Law of the Cayman Islands.